

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Bahija Jallal, Ph.D.
Chief Executive Officer and Director
Immunocore Holdings Limited
92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom

> **Re: Immunocore Holdings Limited**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed February 1, 2021**
>   **File No. 333-252166**

Dear Dr. Jallal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Legal Proceedings, page 188

1.   We note your disclosure regarding a revoked European patent related to a TCR mimic antibody with N terminal immune effector. Please revise here and in your risk factors to disclose what effect, if any, this revoked European patent will have on your product candidates, patent portfolio, and your business.

Exhibits

2.   The Exhibit 5.1 legal opinion should not assume conclusions of law or material facts that are necessary for the ultimate opinion. Please file a revised Exhibit 5.1 legal opinion that

does not include the assumptions set forth in paragraphs 5.3, 5.4, 5.6, 5.8, 5.9, 5.10, 5.11, 5.12, 5.13, 5.14, 5.15 and 5.16. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do at 202-551-3743 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Jeff Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Courtney T. Thorne, Esq.